Exhibit 99.1

Fang Announces Results of 2022 Annual General Meeting

BEIJING, December 27, 2022 /GlobeNewswire/ -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it held its 2022 annual general meeting of shareholders on December 27, 2022. At the meeting, the shareholders resolved by (1) ordinary resolution to ratify the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the independent registered public accounting firm of the Company for the fiscal years ended December 31, 2020 and 2021; (2) ordinary resolution to re-elect Mr. Richard Jiangong Dai as a director and Executive Chairman of the board of directors of the Company (the “Board”), and chairman of the compensation committee and member of the nominating and corporate governance committee of the Board; (3) special resolution to approve the amendments to the Fifth Amended and Restated Memorandum and Articles of the Company currently in effect (the “Current Memorandum and Articles”) and adopt the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “New Memorandum and Articles”); and (4) ordinary resolution to authorize each of the directors of the Board and proper officers of the Company to take necessary steps to effect the amendments to the Current Memorandum and Articles and the adoption of New Memorandum and Articles.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com